SCHEDULE 13DA
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA


1. NAME OF REPORTING PERSON
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

< than 5%
8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

< than 5%
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

< than 5%

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

< than 5%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.4 to the Schedule 13D filed on June 15, 2004. Except as specifically set forth herein,the Schedule 13D remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The Opportunity-Santa Monica Group of which Andrew Dakos and Phillip Goldstein were group members has been disbanded. This is in response to actions taken by the Company which allowed the Opportunity-Santa Monica Group to achieve its investment goals.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on March 21,2005 there were 8,242,176 shares of BL outstanding on March 4, 2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Dakos and Mr. Goldstein are beneficial owners of less than 5% of the outstanding shares of the issuer.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/12/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /S/ Andrew Dakos
Name:   Andrew Dakos